June 12, 2015

VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	PowerShares Exchange-Traded Fund Trust II (“Trust”)/(I/C File No. 811-21977)

Financial Statement Review

Dear Ms. Stout:

On behalf of the Trust, thank you for speaking with us on May 6, 2015, and answering follow-up questions on May 20, 2015, about the Trust’s financial statements dated October 31, 2014 (the “Financial Statements”) as they pertain to each series of the Trust (each, a “Fund” and collectively, the “Funds”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated the Staff’s comments below, followed by our written responses.)

1.	Comment:	Please review the Trust’s designation of series and current status of each Fund on EDGAR to confirm accurate categorization as either “Active” or “Inactive.”

	Response:	We have reviewed the status of the Funds and updated the EDGAR records as necessary.

2.	Comment:	With respect to Fund holdings in money market funds, please consider disclosing the rate as of the end of the period.

	Response:	We will include the disclosure going forward, beginning with reports relating to fiscal periods ending after the date of this letter.

3.	Comment:	For PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio and PowerShares S&P SmallCap Information Technology Portfolio, which reflect investments in affiliated investment companies, please include required disclosures relating to affiliated investments.

	Response:	The “affiliated” securities noted in the Financial Statements are securities of Invesco money market funds, which the Funds use either as a cash sweep vehicle or as the investment vehicle for a Fund’s securities lending proceeds. Based on prior SEC Staff comments to an affiliated fund, the Funds’ practice is to not include additional disclosure required by Regulation S-X Section 12-14 for affiliated money market funds.

4.	Comment:	With respect to Funds that invest greater than 25% of their assets in a particular sector, please include a corresponding sector risk in the notes to the Financial Statements.

	Response:	The Funds are index Funds and their investment objectives are to match the returns of specific underlying indexes (rather than invest in a particular sector or type of security). As such, the Funds from time to time may concentrate their assets in a particular sector by virtue of following their respective index’s investment methodology and may cease such concentration when that index rebalances away from a given sector. Therefore, it may be potentially misleading to an investor if the notes to the financial statements includes a specific sector risk corresponding to a Fund’s investments as represented in the schedule of investments, when the Fund’s sector concentrations may vary between reports.

In light of the above comment, we draw the Staff’s attention to the disclosure included as “Industry [or Geographic] Concentration Risk” in the notes to the financial statements that discusses more broadly the various risks to which a Fund may be subject if it were concentrated in an industry, sector or geographic region. The risk disclosure explains, in part, and modified as relevant to specific Funds’ reports, that:

“In following its methodology, each Fund’s Underlying Index from time to time may be concentrated to a significant degree in securities of issuers located in a single industry, sector, country or geographic region. To the extent that an Underlying Index concentrates in the securities of issuers in a particular industry, sector, country or region, each Fund will also concentrate its investments to approximately the same extent. By so concentrating its investments, a Fund may face more risks than if it were diversified broadly over numerous industries, sectors, countries or geographic regions. …”

We believe that such risk disclosure encompasses the varying nature of an index fund’s investments and accurately conveys the potential sector and/or geographic risks facing the Funds.

5.	Comment:	In the Statement of Assets and Liabilities, please include separate disclosure of any amounts payable to trustees at year end per Section 6.04 of Regulation S-X.

	Response:	Due to the Funds’ unitary fee, all amounts payable to trustees are borne by the Adviser. As a result, a separate payable for trustee fees and expenses is inapplicable.

6.	Comment:	With respect to Funds with securities on loan, please confirm that the related collateral meets the threshold requirement of no less than 102% of the market value of the loaned securities.

	Response:	Because collateral is “trued up” the following business day based on the prior day’s market values, it could, at times, appear that a Fund is over or under collateralized. To adequately disclose this possibility, the following statement is included in the Notes to Financial Statements:

“It is the policy of these Funds [that engage in securities lending] to obtain additional collateral from or return excess collateral to the borrower by the end of the next business day, following the valuation date of the securities loaned. Therefore, the value of the collateral held may be temporarily less than the value of the securities on loan.”

7.	Comment:	The Staff notes that certain Funds have reflected a receivable on their Statement of Assets and Liabilities called “Settlement Proceeds.” Please explain the nature of such proceeds.

	Response:	Through a regulatory settlement with a broker through which certain Funds traded securities, the Funds are to receive compensation for alleged damages. Once this payment became probable of assertion and estimable in amount, a receivable was recorded. The broker from whom the settlement proceeds are due is not affiliated with the Funds.

8.	Comment:	With respect to the PowerShares Senior Loan Portfolio (“BKLN”), the Statement of Assets and Liabilities reflects a cash balance of approximately $381 million. Please confirm that this was cash and not a money market investment.

	Response:	We confirm that the balance noted was held in a cash account with BKLN’s custodian and was not a money market fund investment.

9.	Comment:	For the security descriptions of floating rate loan positions held by a Fund, please consider describing both the rate and how it was determined (e.g. 1 Month LIBOR + 3%), as noted in the proposed rule “Investment Company Reporting Modernization” (Release No. 33-9776).

	Response:	We note that the proposed changes to Section 12-12 of Regulation S-X set forth in Securities Act Release No. 9776, which would require disclosure of the floating rate loan’s reference rate and spread, have not been approved by the Commission. We will consider the Staff’s suggestion of including the requested disclosure in future reports going forward. In addition, the Funds will comply with any such required change in the disclosure to the Funds’ Financial Statements in accordance with a final rule promulgated by the Commission.

10.	Comment:	The Staff notes that although a unitary management fee arrangement is in place for each Fund, the Statement of Assets and Liabilities (1) include “professional fees” for certain Funds and (2) show liabilities payable to the

Funds’ custodian for PowerShares CEF Income Composite Portfolio (“PCEF”). Please explain why such fees are listed as separate accruals and are not covered by the unitary fee.

	Response:	On the Statement of Assets and Liabilities of certain Funds, in addition to Accrued Unitary Management Fees, a line item for Accrued Expenses is present. For these Funds, the Statement of Operations includes Professional Fees, Tax Expenses and / or Proxy Expenses in addition to the Unitary Management Fee. In the Notes to Financial Statements under the heading “Investment Advisory Agreement and Other Agreements,” it is noted that “advisory fees, distribution fees, if any, brokerage expenses, taxes, interest, litigation expenses and other extraordinary expenses” are excluded from the unitary management fee. The Professional Fees relate to submitting claims to various European Union countries to attempt to collect taxes withheld from dividends paid to the Funds. Both these fees and the Proxy Expenses fall outside the Unitary Management Fee, and therefore they are separate accruals to those Funds. As to the custodian payable for PCEF, that item arises in instances where PCEF’s custody account balance becomes overdrawn. The resulting “negative cash” position is reflected as a liability under the description of Payable to Custodian.

11.	Comment:	Please explain why certain Funds reflect a negative “Proxy Expense” in their Statement of Operations.

	Response:	In the fiscal year ended October 31, 2013, the Funds held a shareholder meeting. The cost of the related proxy statement allocable to the Funds was estimated and recorded into each Fund’s books and records for that fiscal year. However, actual invoices from vendors relating to the proxy statement allocable to the Funds were not received until the fiscal year covered by the Financial Statements. As a result, the amounts shown in the Statement of Operations (positive or negative) reflect adjustments to the prior year estimates to bring them in line with actual invoices received.

12.	Comment:	Certain Funds note expense waivers in their Statement of Operations. Please confirm that none of the waivers are subject to recoupment.

	Response:	We can confirm that none of the waivers are subject to recoupment.

13.	Comment:	The Staff notes several Funds indicate a portion of their distributions are sourced as Returns of Capital. To the extent there are GAAP returns of capital, please confirm that the Funds have met the requirements of Rule 19a-1 under the Investment Company Act.

	Response:	The returns of capital disclosed in the Funds’ Financial Statements are based upon final determinations for federal income tax purposes. Since these represent permanent differences between book basis and tax basis accounting, the Financial Statements are adjusted to reflect this tax basis accounting. Whenever a distribution is paid, the Fund performs an analysis of the source of this distribution. To the extent a Fund estimates that a portion of the distribution is from a source other than income, it generates a Section 19 notice that details the estimated source of this distribution.

These Section 19 notices are sent to the Fund’s transfer agent and the Depository Trust Clearing Corporation (“DTCC”) for ultimate transmittal to the beneficial holders of the shares.

The Funds’ website reflects the character of the distributiosn as of the declaration date. On an annual basis, once the final determination for federal income tax purposes is performed for the calendar year, the Funds post to the Tax Center of the website an annual summary of distributions for IRC Form 1099 purposes. This information discloses the tax character of these distributions on a distribution-by-distribution basis.

14.	Comment:	For the PowerShares Fundamental Emerging Markets Local Debt Portfolio, please explain why the Financial Statements indicate nearly all of the distributions are from Return of Capital, but the Funds’ website categorizes the distributions as “Ordinary Income.”

	Response:	Approximately 97% of this return of capital was the result of tax-basis ROCSOP adjustment. The distribution information on the Funds’ website is intended to be GAAP-based figures at the time of the distribution, although the Funds do post tax-basis summary information shortly after the end of the calendar year.

15.	Comment:	With respect to Funds that indicate Return of Capital, please ensure that the disclosures of Fund distributions on the website are not characterized as entirely “Distribution Yield.”

	Response:	We have replaced the term “Distribution Yield” with “Distribution Rate” on the Funds’ website to reflect the fact that certain distributions may be sourced partially or fully from returns of capital.

16.	Comment:	In the Notes to Financial Statements related to security valuation and the Funds’ ASC 820 disclosure, please enhance the description of valuations of level 2 and level 3 securities to match the specificity included in the Schedules of Investments (e.g., Industry or Country designation).

	Response:	The Funds’ disclosure practice is to include additional descriptive disclosure in the fair value hierarchy tier table when the amount of investments disclosed in more than one level exceeds tolerance levels.

17.	Comment:	In the Notes to Financial Statements related to security valuation, please enhance the current disclosure to clarify that for level 3 securities, a significant change in inputs is not necessary to cause a significant impact on the value of the security (i.e., it should be disclosed that the change in inputs need not be significant for the impact to be significant).

	Response:	We will modify the disclosure going forward, beginning with reports relating to fiscal periods ending after the date of this letter.

18.	Comment:	With respect to the Trust’s Form N-CSR, please include the percentage of services described in each of paragraphs (b) through (d) of Item 4(e)(2) that was approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Response:	The percentage of services described in each of paragraphs (b) through (d) pursuant to the de minimis exception in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X is indicated as 0% in the table in Item 4 under the column “(e)(2) Percentage of Services Approved for fiscal year end 2014 Pursuant to Waiver of Pre-Approval Requirement”.

Tandy Representation

The Trusts respectfully advises the Staff that the Trusts acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven Hill

Steven Hill

Fund Treasurer – Head of Global ETF Administration